Exhibit 99.3

EXHIBIT A

TO PROXY STATEMENT

November, 2015

CompensationPolicy
Amended and Restated

CompensationPolicy for Executive Officers and Directors

Table of Contents

1.	Introduction	A - 2
2.	General	A - 2
2.1.	Effective Date	A - 2
2.2.	Applicability	A - 2
2.3.	Term of the Compensation Policy	A - 2
2.4.	No Entitlement to Compensation	A - 2
2.5.	Lesser Terms	A - 3
3.	Compensation Objectives	A - 3
4.	Compensation policy	A - 4
4.1.	Officers’ Compensation Package Components	A - 4
4.2.	Base Salary	A - 7
4.3.	Benefits and Perquisites	A - 8
4.4.	Annual Cash Bonus	A - 9
4.5.	Special bonus for outstanding achievement	A - 10
4.6.	Long Term Bonuses	A - 10
4.7.	Equity based Compensation	A - 11
4.8.	Retirement and termination of service arrangements	A - 12
4.9.	Inter-Company Compensation Ratio	A - 12
4.10.	Non-Employees Directors’ Compensation	A - 13
4.11.	Insurance, Exculpation and Indemnification	A - 13
5.	Management and Control	A - 13

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

1.	Introduction

This Compensation Policy ("Compensation Policy" or "Policy") was determined and adopted in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and it will assist the Compensation Committee of the Board of Directors of Top Image Systems Ltd. (the "Compensation Committee" and the "Company" or “TIS”, respectively), the Board of Directors of the Company and the management of the Company in creating appropriate employment conditions and incentives for the Company’s Office Holders (as defined below), in order to enable the recruitment and retention of highest quality personnel who will enable the Company to achieve its objectives, while taking into account, inter alia, the Company’s size, financial position, risk-management and the geographical region in which the Company’s Office Holders are employed.

The purpose of the Compensation Policy is to describe TIS's overall compensation strategy for Office Holders of the Company and to define the principles and rules for determining the scope and components of compensation of Office Holders of the Company.

The Policy will relate to existing agreements with acting Officers (taking into account the provisions of Section 2.2 below) and to agreements with new Officers who may join the Company from time to time.

For purposes of this Policy, "Office Holder" or "Officer" shall have the meaning given to "Nosei Misrah" in Section 1 of the Companies Law.

2.	General

2.1.	Effective Date

The effective date of this Compensation Policy is the date of its approval by the general meeting of our shareholders or the date of its approval by the Board according to the provisions of Article 267A(d) of the Companies Law (the "Effective Date").

2.2.	Applicability

This Compensation Policy will apply to any compensation for Office Holders, agreed upon after the Effective Date. For the avoidance of any doubt, the Compensation Policy will not, and in any case is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to the Effective Date.

2.3.	Term of the Compensation Policy

This Compensation Policy will be in effect for a period of three (3) years from the Effective Date (the "Term"). Following the lapse of the Term, the Compensation Committee will re-evaluate the Compensation Policy and, following its re-approval or the approval of a revised Compensation Policy, it will be brought again to the approval of the Board and the shareholders in accordance with the provisions of the Companies Law.

2.4.	Entitlement to Compensation

The adoption of this Compensation Policy will not entitle any of the Company’s Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with his or her specific agreement with the Company, subject to the requirements of the Companies Law and the regulations promulgated thereunder.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

2.5.	Lesser Terms

In the event that the appropriate decision makers of the Company determine that a certain officer of the Company is entitled to compensation lesser than such specified in this Policy, such lesser compensation shall not be deemed a deviation from this Policy.

3.	Compensation Objectives

Strong and effective leadership is fundamental to TIS’s continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Officers in competitive, global labor markets.

The Compensation Policy is intended to align between the need to incentivize Officers to succeed in achieving their goals and the need to assure that the compensation structure meets TIS’s interests and its overall financial and strategic objectives.

In support of this goal, the Compensation Policy is designed to meet the following objectives:

•	Improve business results (Gross Profit / Operating Profit / EBITDA) and strategy implementation, and support work-plan’s goals, through a long term perspective.

•	Create an appropriate incentive taking into account, inter alia, Company's size, financial conditions, geographical region and the risk management policy of the Company.

•	Balance rewards for both short-term and long-term results to ensure sustained business performance over time.

•	Create a clear line-of-sight between Officers’ compensation and both Company and Officers’ individual performance.

•	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

•	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity.

•	Create the right balance between fixed and variable pay components.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

4.	CompensationPolicy

4.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.	Annual Cash Bonus (Short Term Incentive) – variable monetary bonus paid annually, designed to reward Officers based on both the Company’s and individually defined results.

d.
Long Term Bonus (Long Term Incentive) – variable special bonus paid conditionally on Liquidation Event or on achieving Long Term Targets (both, as defined below), designed to reward Officers based on the Company’s or Officer's achievement of  results over an extended period. The Long Term Bonus may be paid in cash or in restricted shares or restricted share units issued at the time of notice of grant of the conditional bonus. Issuance of restricted shares or restricted share units in this context will not be subject to the limitations of Section 4.7, though they may be issued in the framework of an employee share option plan of the Company.

e.
Equity based Compensation(Long Term Incentive) – variable equity based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long term goals.

f.	Termination Payments - retirement and termination of service arrangements.

The “mix” of the elements that will be provided to each Officer will be structured to address his education, qualifications, experience, time spent in position, responsibility and such other key parameters and in order to support the Company’s philosophy of compensating Officers for Company and individual performance and aligning their interests with shareholder interests, while recognizing that the mix may vary from period to period and from Officer to Officer.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

Notwithstanding the foregoing, the Company's target range for the compensation mix between the Annual Cash Bonus and Equity based Compensation (expressed in terms of their relationships to Base Salary) of its Office Holders and the Company’s target range for the Long Term Bonus of its Office Holders, is set forth below:

Office Holder	Annual Cash Bonuses	Long Term Bonuses	Annual Equity based Compensation
Chairman	-	-	Up to 300% of the annual Base Salary
Active Chairman	Up to 100% of the annual Base Salary
Liquidation Event: up to the greater of US$1,500,000 or the value of the equivalent of 1% of issued and outstanding shares of the Company (as they were at the time of award) in the Liquidation Event
Long Term Target: up to the greater of US$1,500,000 or the value of the equivalent of 2% of income received by the Company in the context of the Long Term Target
Up to 300% of the annual Base Salary
CEO	Up to 100% of the annual Base Salary
Liquidation Event: up to the greater of US$1,500,000 or the value of the equivalent of 1% of issued and outstanding shares of the Company (as they were at the time of award),  in the Liquidation Event
Long Term Target: up to the greater of US$1,500,000 or the value of the equivalent of 2% of income received by the Company in the context of the Long Term Target
Up to 300% of the annual Base Salary

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

Office Holder	Annual Cash Bonuses	Long Term Bonuses	Annual Equity based Compensation
CFO	Up to 75% of the annual Base Salary
Liquidation Event: up to the greater of US$1,300,0000 or the value of the equivalent of 1% of issued and outstanding shares of the Company (as they were at the time of award), in the Liquidation Event
Long Term Target: up to the greater of US$1,300,000 or the value of the equivalent of 2% of income received by the Company in the context of the Long Term Target
Up to 200% of the annual Base Salary
VP’s / CTO/CMO	Up to 50% of the annual Base Salary
Liquidation Event: up to the greater of US$1,300,000 or the value of the equivalent of 1% of issued and outstanding shares of the Company (as they were at the time of award), in the Liquidation Event
Long Term Target: up to the greater of US$1,300,000 or the value of the equivalent of 2% of income received by the Company in the context of the Long Term Target
Up to 200% of the annual Base Salary
Regional Manager	Up to 50% of the annual Base Salary
Liquidation Event: up to the greater of US$250,000 or the value of the equivalent of 0.25% of issued and outstanding shares of the Company (as they were at the time of award) in the Liquidation Event
Long Term Target: up to the greater of US$250,000 or the value of the equivalent of 0.5% of income received by the Company in the context of the Long Term Target
Up to 200% of the annual Base Salary

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

Office Holder	Annual Cash Bonuses	Long Term Bonuses	Annual Equity based Compensation
Other Officers	Up to 40% of the annual Base Salary
Liquidation Event: up to the greater of US$250,000 or the value of the equivalent of 0.25% of issued and outstanding shares of the Company (as they were at the time of award) in the Liquidation Event
Long Term Target: up to the greater of US$250,000 or the value of the equivalent of 0.5% of income received by the Company in the context of the Long Term Target
Up to 200% of the annual Base Salary
Directors	-	-	Up to 300% of the annual Base Salary

4.2.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for performance of his or her duties and responsibilities and reflects the Officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the Officer.

•	The Company’s financial situation.

•
Internal equity: (a) Base salary and the total compensation package of comparable TIS’ Officers; (b) The relationship between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such relationship on work relations in the Company.

•
External equity - Market value based on a comparative salary survey, taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as geographical region, market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors. The Company will use at least 3 peer-group companies when conducting the survey and will conduct such a survey upon hiring a new officer for a new position that did not exist in the company before.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

•	The compensation packages of similarly situated Officers in the geographical region in which the Officer is employed.

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the abovementioned, shall be applied: (i) changes to the Officer’s scope of responsibilities and business challenges; (ii) the need to retain the officer; (iii) inflation since the last Base Salary update; and (iv) updated market rate (based on a comparative salary survey).

Adjustments to Base Salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

4.3.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, Officers can choose between any combinations of executive insurance and a pension fund.

•	Disability insurance – the Company may purchase disability insurance for Officers; premium will not exceed 2.5% of the monthly salary.

•	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary.

•	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

•	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 25 days per annum.

•	Sick Days – Officers will be entitled to paid sick days in accordance with law. However, the Company may cover sick days from the first day.

TIS may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: Company car benefits; Company cellular phone; reimbursement of business travel including a daily stipend when traveling and other business related expenses; complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with TIS's policies and procedures.

Officers which are employed in other geographical regions outside Israel, may receive similar, comparable or customary benefits and perquisites as applicable in the geographical regions in which they are employed.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

4.4.	Annual Cash Bonus

TIS’ short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward Officers based on the Company and his/her individually defined results (the “Bonus”).

Before the beginning of each calendar year, following recommendation of the CEO (and with respect to the CEO and the Active Chairman, following recommendation of the chairman of the Compensation Committee), the Compensation Committee and the Board will determine the following for each officer as well as the formula for calculating the bonus payment at the end of the year:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon full achievement of his objectives. The maximum bonus for each Officer will be according to the table in Section 4.1. The maximum bonus will not include the special bonus as defined in Section 4.5 or the Long Term Bonus as defined in Section 4.6.

The total maximum annual Bonus amount of all TIS Officers (including the Chairman of the Board) shall not exceed 15% of TIS’s Non-GAAP Operation Profit.

Objectives: The bonus parameters will be determined based on pre-defined measurable and quantified considerations. Measurable criteria for the Bonus may include (but are not limited to) one or more of the following criteria:

Financial indices of the Bonus mainly include (but are not limited to) any one or more of the following criteria:

-	Net Profit

-	Operating Profit

-	Gross Profit

-	EBITDA

-	Revenue

-	Meeting the Company's budget

All financial indices mentioned above may use either GAAP or NON-GAAP measurements.

The weight which shall be assigned to the component of financial indices, out of the target Bonus, shall be at least 75%.

Other indices of the Bonus may include (but is not limited to) any one or more of the following criteria:

-	Define and initiate new products and new markets

-	Customer satisfaction

-	Compliance with individual milestones (as relevant for each officer)

-	Promoting strategic targets

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

In addition, up to 20% of an officer’s annual cash bonus may be discretionary, based on the evaluation of his or her supervisors.

Thresholds: The Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

Compensation Recovery: A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later corrected in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officer. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

Reduction of Bonus: The Board of Directors according to its professional experience and the circumstances may reduce the Bonus, at its sole discretion.

4.5.	Special bonus for outstanding achievement

In addition to the bonus detailed in Section 4.4 above, Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee and the Board.

Such special bonus shall not exceed the amount of 3 months Base Salary, beyond the Bonus described above, and, except as otherwise permitted by applicable law, it shall be approved by the shareholders in accordance with the Companies Law.

4.6.	Long Term Bonuses

In addition to the bonuses detailed in Section 4.4 above and in Section 4.5 above, an Active Chairman, CEO, CFO, VP, CTO, CMO or Regional Manager or other Officer (provided that the other Officer is not a Director) may be granted a bonus conditional on occurrence of the following events:

4.6.1.
A Liquidation Event. A Liquidation Event shall mean (i) any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Company are parties in which no less than 50% of the Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

4.6.2.
The achievement of Long Term Targets, as may be defined by the Compensation Committee and the Board of Directors to achieve specific goals of the Company. For example, without limiting the discretion of the Compensation Committee and the Board of Directors, the increase of average annual sales over a 3 year period within a given geographic region by 100% relative to the baseline during the 3 year period prior to the target period might be a Long Term Target.

The bonuses payable to the Senior Officers in any of the abovementioned events shall be in accordance with the limitations specified in the table on Section 4.1.

4.7.	Equity based compensation

TIS’ long term incentive is variable equity based compensation, designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers stock options, Restricted Stock, Restricted Stock Units or any other equity based compensation ("Options").

The grant of equity based compensation shall be in accordance with the Company's equity compensation policies and applicable programs in place from time to time.

General guidelines for the grant of Options:

•
The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•	Vesting schedule - the Options will vest and become exercisable annually over a period of between 2 to 4 years, in equal parts.

•
Exercise price - the exercise price shall not be less than the closing price of the Company’s shares on the day before the grant date or grant date itself. In all cases, even when approval of the Company's shareholders is required for a grant of Options, the grant date will be regarded as the date the Board of Directors approves the grant of the Options.

•	Expiry date - this period shall not be more than 10 years from the date of the issuance.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

Any others terms of the equity based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company's equity compensation policies and programs in place from time to time, subject to any applicable law.

4.8.	Retirement and termination of service arrangements

Advance notice

Pursuant to an Officer's employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of up to six (6) months (the “Notice Period”).

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

During the notice period, officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least three years or in the event of a Liquidation Event in the Company.

In the event of a Liquidation Event, the Active Chairman's agreement may be terminated by the company; the Active Chairman may be be entitled to a 12 month notice period.

4.9.	Inter-Company Compensation Ratio

The Company has decided that the ratio between the compensation of each Officer, who is employed in Israel, to the median salary of other employees in Israel, will not be higher than 10:1.

The Compensation Committee and the Board of Directors consider the above maximal differentials, taking into account the senior position of the Officers and their scope of responsibilities, to be reasonable, fair and appropriate and not likely to have a negative impact on work relations in the Company.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

4.10.	Non-Employee Directors’ Compensation

Except for the Active Chairman whose compensation will be determined according to the provisions relating to him above, the directors of the Company shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

In addition, the directors may be granted equity based compensation which shall vest and become exercisable annually over a period of between 2 to 4 years, in equal parts.

4.11.	Insurance, Indemnification and Release

The Company will release all current and future Officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future directors and executive officers to the maximum extent permitted by law at a maximum annual insurance premium of US$ 125,000, with retention of up to US$ 300,000  and providing for the coverage of up to US$25 million or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include “run-off” provisions covering the directors and executive officers liability following termination of service or employment.

5.	Management and Control

The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee’s recommendations.

The Compensation Committee and the Board of Directors will take into account, while examining the policy, inter alia, the company profits and revenue, market conditions, business plan and the effect of the Policy on the performance of the Company and work-relations in the company.

The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //
www.topimagesystems.com

Exhibit B
To Proxy Statement of
Top Image Systems, Ltd.

November, 2015

BONUS AGREEMENT

Made as of the August ___, 2015 ("Effective Date")

BETWEEN	Top Image Systems Deutschland GmbH
(hereinafter the “Company”)
AND:	Michael Schrader
(hereinafter the “Employee”)

WHEREAS
further to the Employment Agreement, the Company has decided to incentivize the Employee by granting him a Bonus in the event an M&A Event should occur, subject to all the terms and conditions set forth in this Agreement;

NOW, THEREFORE, it is agreed as follows:

1.	Definitions

In this Agreement:

1.1.	"Bonus" will mean a bonus, the amount and conditions of which are determined in accordance with Section 2.

1.2.
"Bonus Amount" will mean the greater of (i) $1,500,000 or (ii) the amount that the Employee would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 196,154 Ordinary Shares of par value NIS 0.04 of the Company on the Effective Date and continued to hold them until the closing of an M&A Event (assuming that his shares would have been treated as if they were issued and outstanding Ordinary Shares of par value NIS 0.04 in any Recapitalization Event which may occur prior to the M&A Event).  If the Employee would have been entitled in the M&A Event to receive shares or other securities in a company that are traded on a stock exchange, for purposes of calculating the Bonus Amount, the value of those shares or other securities will be their value at the end of trading on the first day on which they would have been tradable by the Employee. If other employees or consultants of the Company or its affiliates are entitled to a similarly-calculated Bonus, for purposes of calculating the Bonus Amount, their shares will be regarded as issued and outstanding as of the closing of the M&A Event. By way of example, if the purchaser in the M&A Event agreed to purchase all of the issued and outstanding shares of the Company for $50,000,000, there were 5,000,000 shares issued and outstanding and the Employee and one other employee each had the right to receive Bonuses as if they held 196,154 shares each, then the Bonus amount would be $1,818,832 (= $50,000,000 divided by 5,392,308 and multiplied by 196,154).

1.3.	"Cause" will have the meaning given it in the Employment Agreement.

1.4.	"Employment Agreement" will mean the Employment Agreement of _________, 2015 between the Company and the Employee.

1.5.
"M&A Event" will mean (i) any consolidation, merger or reorganization of the Parent Company with or into any other corporation or other entity or Person, or any other corporate reorganization, in which the shareholders of the Parent Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Parent Company are parties in which no less than 50% of the Parent Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Parent Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Parent Company of all or substantially all the assets of the Parent Company.

1.6.	"Parent Company" will mean Top Image Systems Ltd.

1.7.
“Recapitalization Event” means any split or consolidation of shares, the distribution of Bonus shares, any recapitalization of the Parent Company's equity securities pursuant to Section 350 of the Companies Law and any other reclassification or similar events.

2.	Entitlement to Bonus

2.1.	In addition to his other rights under the Employment Agreement:

2.1.1.	if an M&A Event closes while the Employee is employed by the Company, the Company will pay the Bonus Amount to the Employee as a one-time, gross Bonus.

2.1.2.
if an M&A Event closes following the termination of the Employee's employment, provided that such termination was not in one of the circumstances mentioned in Section 2.2, the Company will pay to the Employee,  as a one-time, gross Bonus:

2.1.2.1.	if such termination occurred during the first year of the term of the Employee's employment and an M&A Event closes within 3 months of the termination, 50% of the Bonus Amount;

2.1.2.2.	if such termination occurred during the second year of the term of the Employee's employment and an M&A Event closes within 6 months of the termination, 66% of the Bonus Amount;

2.1.2.3.	if such termination occurred during the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 83% of the Bonus Amount;

2.1.2.4.	if such termination occurred after the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 100% of the Bonus Amount;

2.2.	The Company will not be obligated to pay any Bonus if, prior to an M&A Event:

2.2.1.	the Employee terminated his employment with the Company for any reason; or

2.2.2.	the Company terminated the Employee's employment for Cause.

2.3.
The Company will pay the Bonus at the same time as shareholders of the Parent Company receive consideration, dividends or other compensation for their shares in the context of an M&A Event. If payments to shareholders are made in stages, the payments of the Bonus will be made in parallel and proportionately to the payments to the shareholders.

3.	Taxes

3.1.	The receipt of the Bonus may result in tax consequences for the Employee. The Employee is advised to consult a tax adviser with respect to the potential tax consequences.

3.2.
Any tax consequences arising from the payment of the Bonus or from any other event or act (of the Company, its affiliates or the Employee) under this Agreement will be borne solely by the Employee. The Company will withhold taxes according to the requirements under the applicable laws, rules and regulations.

4.	Miscellaneous

4.1.
The Employee will regard the information in this Agreement as confidential information and the Employee will not reveal its contents to anyone except when required by law or for the purpose of gaining legal or tax advice.

4.2.
Nothing in this Agreement will impose any obligation on the Company or an affiliate to continue the Employee’s employment or service or confer upon the Employee any right to continue in the employ or service of the Company or an affiliate or restrict the right of the Company or an affiliate to terminate such employment or service at any time.

4.3.
This Agreement constitutes the entire agreement between the Employee and the Company with respect to the Bonus and supersedes all prior agreements, understandings and arrangements, oral or written, between the Employee and the Company with respect to its subject matter.

4.4.	The failure of any party to enforce at any time any provisions of this Agreement will in no way be construed to be a waiver of such provision or of any other provision hereof.

4.5.	This Agreement will be binding upon the heirs, executors, administrators and successors of the parties hereof.

4.6.
All notices or other communications given or made hereunder will be in writing and will be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Company at its main business address or at such other place as the Company may designate by written notice to the Employee and to the Employee at the address above. The Employee is responsible for notifying the Company in writing of any change in the Employee’s address, and the Company will be deemed to have complied with any obligation to provide the Employee with notice by sending such notice to the address indicated above.

4.7.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Counterparts may be signed by fax or by scan transmitted by email.

5.	Condition Precedent

The Company will be obligated to pay the Bonus only upon the approval by the general meeting of the shareholders of the Parent Company of the grant of the Bonus in accordance with this Agreement, notwithstanding the provisions of the Parent Company's Compensation Policy.

The Company will act to cause the Parent Company to convene a general meeting of the Parent Company's shareholders to consider approval of the grant of the Bonus at the earlier of (i) the forthcoming annual general meeting of the Parent Company's shareholders or (ii) immediately preceding the closing of an M&A Event. The Employee is aware that the Company cannot give any assurance that the Parent Company shareholders will agree to do so.  Should the shareholders fail to do so within one year of the Effective Date, this Agreement will be of no further effect, neither party will have any claim against the other and the Employee will have no claim against the Company, its affiliates or the Company's or its affiliates'' directors, officers, employees or consultants.

[signature page follows]

[signature page – Bonus Agreement TIS, Michael Schrader]

We hereby agree to the above:

Company’s signature:	Employee's signature:

Name: ___________	Name: Michael Schrader

Position:___________	Position: CEO

Signature: ________________	Signature: ________________

As the Parent Company, we hereby guarantee the undertakings of the Company under the above Agreement.

______________________
Top Image Systems Ltd.

Name: ___________

Position:___________

Signature: ________________

We are shareholders of the Parent Company.  We undertake to vote our shares at any General Meeting of the shareholders of the Parent Company to approve the Bonus.

___________________	_______________________
Izhak Nakar	Nir 4 You Ltd.

___________________	_______________________
Don Dixon	Ido Schechter

Exhibit C
To Proxy Statement of
Top Image Systems, Ltd.
November, 2015

BONUS AGREEMENT

Made as of the August ___, 2015 ("Effective Date")

BETWEEN:	Top Image Systems Ltd.
(hereinafter the “Company”)
AND:	Anir Vision Ltd.
(hereinafter the “Consultant”)

WHEREAS
further to the Consulting Agreement, the Company has decided to incentivize the Consultant by granting him a Bonus in the event an M&A Event should occur, subject to all the terms and conditions set forth in this Agreement;

NOW, THEREFORE, it is agreed as follows:

1.	Definitions

In this Agreement:

1.1.	"Bonus" will mean a bonus, the amount and conditions of which are determined in accordance with Section 2.

1.2.
"Bonus Amount" will mean the greater of (i) $1,500,000 or (ii) the amount that the Consultant would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 196,154 Ordinary Shares of par value NIS 0.04 of the Company on the Effective Date and continued to hold them until the closing of an M&A Event (assuming that his shares would have been treated as if they were issued and outstanding Ordinary Shares of par value NIS 0.04 in any Recapitalization Event which may occur prior to the M&A Event).  If the Consultant would have been entitled in the M&A Event to receive shares or other securities in a company that are traded on a stock exchange, for purposes of calculating the Bonus Amount, the value of those shares or other securities will be their value at the end of trading on the first day on which they would have been tradable by the Consultant. If other employees or consultants of the Company or its affiliates are entitled to a similarly-calculated Bonus, for purposes of calculating the Bonus Amount, their shares will be regarded as issued and outstanding as of the closing of the M&A Event. By way of example, if the purchaser in the M&A Event agreed to purchase all of the issued and outstanding shares of the Company for $50,000,000, there were 5,000,000 shares issued and outstanding and the Consultant and one other employee each had the right to receive Bonuses as if they held 196,154 shares each, then the Bonus amount would be $1,818,832 (= $50,000,000 divided by 5,392,308 and multiplied by 196,154).

1.3.	"Cause" will have the meaning given it in the Consulting Agreement.

1.4.
"Consulting Agreement" will mean the Consulting Agreement of June ___, 2011 between the Company and the Consultant, according to which the Consultant supplies the services of Izhak Nakar to the Company.

1.5.
"M&A Event" will mean (i) any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or Person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Company are parties in which no less than 50% of the Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company.

1.6.
“Recapitalization Event” means any split or consolidation of shares, the distribution of Bonus shares, any recapitalization of the Company's equity securities pursuant to Section 350 of the Companies Law and any other reclassification or similar events.

2.	Entitlement to Bonus

2.1.	In addition to his other rights under the Consulting Agreement:

2.1.1.	if an M&A Event closes while the Consultant is employed by the Company, the Company will pay the Bonus Amount to the Consultant as a one-time, gross Bonus.

2.1.2.
if an M&A Event closes following the termination of the Consultant's employment, provided that such termination was not in one of the circumstances mentioned in Section 2.2, the Company will pay to the Consultant,  as a one-time, gross Bonus:

2.1.2.1.	if such termination occurred during the first year of the term of the Consultant's employment and an M&A Event closes within 3 months of the termination, 50% of the Bonus Amount;

2.1.2.2.	if such termination occurred during the second year of the term of the Consultant's employment and an M&A Event closes within 6 months of the termination, 66% of the Bonus Amount;

2.1.2.3.	if such termination occurred during the third year of the term of the Consultant's employment and an M&A Event closes within 9 months of the termination, 83% of the Bonus Amount;

2.1.2.4.	if such termination occurred after the third year of the term of the Consultant's employment and an M&A Event closes within 9 months of the termination, 100% of the Bonus Amount;

2.2.	The Company will not be obligated to pay any Bonus if, prior to an M&A Event:

2.2.1.	the Consultant terminated his employment with the Company for any reason; or

2.2.2.	the Company terminated the Consultant's employment for Cause.

2.3.
The Company will pay the Bonus at the same time as shareholders of the Company receive consideration, dividends or other compensation for their shares in the context of an M&A Event. If payments to shareholders are made in stages, the payments of the Bonus will be made in parallel and proportionately to the payments to the shareholders.

3.	Taxes

3.1.	The receipt of the Bonus may result in tax consequences for the Consultant. The Consultant is advised to consult a tax adviser with respect to the potential tax consequences.

3.2.
Any tax consequences arising from the payment of the Bonus or from any other event or act (of the Company, its affiliates or the Consultant) under this Agreement will be borne solely by the Consultant. The Company will withhold taxes according to the requirements under the applicable laws, rules and regulations.

3.3.	The Company will add Value Added Tax to any payment made by it to the Consultant under this Agreement and the Consultant will issue a VAT receipt following such payment.

4.	Miscellaneous

4.1.
The Consultant will regard the information in this Agreement as confidential information and the Consultant will not reveal its contents to anyone except when required by law or for the purpose of gaining legal or tax advice.

4.2.
Nothing in this Agreement will impose any obligation on the Company or an affiliate to continue the Consultant’s employment or service or confer upon the Consultant any right to continue in the employ or service of the Company or an affiliate or restrict the right of the Company or an affiliate to terminate such employment or service at any time.

4.3.
This Agreement constitutes the entire agreement between the Consultant and the Company with respect to the Bonus and supersedes all prior agreements, understandings and arrangements, oral or written, between the Consultant and the Company with respect to its subject matter.

4.4.	The failure of any party to enforce at any time any provisions of this Agreement will in no way be construed to be a waiver of such provision or of any other provision hereof.

4.5.	This Agreement will be binding upon the heirs, executors, administrators and successors of the parties hereof.

4.6.
All notices or other communications given or made hereunder will be in writing and will be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Company at its main business address or at such other place as the Company may designate by written notice to the Consultant and to the Consultant at the address above. The Consultant is responsible for notifying the Company in writing of any change in the Consultant’s address, and the Company will be deemed to have complied with any obligation to provide the Consultant with notice by sending such notice to the address indicated above.

4.7.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Counterparts may be signed by fax or by scan transmitted by email.

5.	Condition Precedent

The Company will be obligated to pay the Bonus only upon the approval by the general meeting of the shareholders of the Company of the grant of the Bonus in accordance with this Agreement, notwithstanding the provisions of the Company's Compensation Policy.

The Company will convene a general meeting of the Company's shareholders to consider approval of the grant of the Bonus at the earlier of (i) the forthcoming annual general meeting of the Company's shareholders or (ii) immediately preceding the closing of an M&A Event. The Consultant is aware that the Company cannot give any assurance that the shareholders will agree to do so.  Should the shareholders fail to do so within one year of the Effective Date, this Agreement will be of no further effect, neither party will have any claim against the other and the Consultant will have no claim against the Company, its affiliates or the Company's or its affiliates'' directors, officers, employees or consultants.

[signature page follows]

[signature page – Bonus Agreement TIS, Izhak Nakar]

We hereby agree to the above:

Company’s signature:	Consultant's signature:

Name: ___________	Name: Izhak Nakar

Position:___________	Position: Active Chairman

Signature: ________________	Signature: ________________

We are shareholders of the Company.  We undertake to vote our shares at any General Meeting of the shareholders of the Company to approve the Bonus.

_______________________	_______________________
Nir 4 You Ltd.	Ido Schechter

___________________
Don Dixon

Exhibit D
To Proxy Statement of
Top Image Systems, Ltd.

November, 2015

BONUS AGREEMENT

Made as of the July 13, 2015 ("Effective Date")

BETWEEN:	Top Image Systems Deutschland GmbH
(hereinafter the “Company”)
AND:	Carsten Nelk
(hereinafter the “Employee”)

WHEREAS
further to the Employment Agreement, the Company has decided to incentivize the Employee by granting him a Bonus in the event an M&A Event should occur, subject to all the terms and conditions set forth in this Agreement;

NOW, THEREFORE, it is agreed as follows:

1.	Definitions

In this Agreement:

1.1.	"Bonus" will mean a bonus, the amount and conditions of which are determined in accordance with Section 2.

1.2.
"Bonus Amount" will mean the greater of (i) $1,300,000 or (ii) the amount that the Employee would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 170,000 Ordinary Shares of par value NIS 0.04 of the Parent Company on the Effective Date and continued to hold them until the closing of an M&A Event (assuming that his shares would have been treated as if they were issued and outstanding Ordinary Shares of par value NIS 0.04 in any Recapitalization Event which may occur prior to the M&A Event)  If the Employee would have been entitled in the M&A Event to receive shares or other securities in a company that are traded on a stock exchange, for purposes of calculating the Bonus Amount, the value of those shares or other securities will be their value at the end of trading on the first day on which they would have been tradable by the Employee. If other employees or consultants of the Company or its affiliates are entitled to a similarly-calculated Bonus, for purposes of calculating the Bonus Amount, their shares will be regarded as issued and outstanding as of the closing of the M&A Event. By way of example, if the purchaser in the M&A Event agreed to purchase all of the issued and outstanding shares of the Parent Company for $50,000,000, there were 5,000,000 shares issued and outstanding and the Employee and one other employee each had the right to receive Bonuses as if they held 170,000 shares each, then the Bonus amount would be $1,591,760 (= $50,000,000 divided by 5,340,000 and multiplied by 170,000).

1.3.	"Cause" will have the meaning given it in the Employment Agreement.

1.4.	"Employment Agreement" will mean the Employment Agreement of _________, 2015 between the Company and the Employee.

1.5.
"M&A Event" will mean (i) any consolidation, merger or reorganization of the Parent Company with or into any other corporation or other entity or Person, or any other corporate reorganization, in which the shareholders of the Parent Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Parent Company are parties in which no less than 50% of the Parent Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Parent Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Parent Company of all or substantially all the assets of the Parent Company.

1.6.	"Parent Company" will mean Top Image Systems Ltd.

1.7.
“Recapitalization Event” means any split or consolidation of shares, the distribution of Bonus shares, any recapitalization of the Parent Company's equity securities pursuant to Section 350 of the Companies Law and any other reclassification or similar events.

2.	Entitlement to Bonus

2.1.	In addition to his other rights under the Employment Agreement:

2.1.1.	if an M&A Event closes while the Employee is employed by the Company, the Company will pay the Bonus Amount to the Employee as a one-time, gross Bonus.

2.1.2.
if an M&A Event closes following the termination of the Employee's employment, provided that such termination was not in one of the circumstances mentioned in Section 2.2, the Company will pay to the Employee,  as a one-time, gross Bonus:

2.1.2.1.	if such termination occurred during the first year of the term of the Employee's employment and an M&A Event closes within 3 months of the termination, 50% of the Bonus Amount;

2.1.2.2.	if such termination occurred during the second year of the term of the Employee's employment and an M&A Event closes within 6 months of the termination, 66% of the Bonus Amount;

2.1.2.3.	if such termination occurred during the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 83% of the Bonus Amount;

2.1.2.4.	if such termination occurred after the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 100% of the Bonus Amount;

2.2.	The Company will not be obligated to pay any Bonus if, prior to an M&A Event:

2.2.1.	the Employee terminated his employment with the Company for any reason; or

2.2.2.	the Company terminated the Employee's employment for Cause.

2.3.
The Company will pay the Bonus at the same time as shareholders of the Parent Company receive consideration, dividends or other compensation for their shares in the context of an M&A Event. If payments to shareholders are made in stages, the payments of the Bonus will be made in parallel and proportionately to the payments to the shareholders.

3.	Taxes

3.1.	The receipt of the Bonus may result in tax consequences for the Employee. The Employee is advised to consult a tax adviser with respect to the potential tax consequences.

3.2.
Any tax consequences arising from the payment of the Bonus or from any other event or act (of the Company, its affiliates or the Employee) under this Agreement will be borne solely by the Employee. The Company will withhold taxes according to the requirements under the applicable laws, rules and regulations.

4.	Miscellaneous

4.1.
The Employee will regard the information in this Agreement as confidential information and the Employee will not reveal its contents to anyone except when required by law or for the purpose of gaining legal or tax advice.

4.2.
Nothing in this Agreement will impose any obligation on the Company or an affiliate to continue the Employee’s employment or service or confer upon the Employee any right to continue in the employ or service of the Company or an affiliate or restrict the right of the Company or an affiliate to terminate such employment or service at any time.

4.3.
This Agreement constitutes the entire agreement between the Employee and the Company with respect to the Bonus and supersedes all prior agreements, understandings and arrangements, oral or written, between the Employee and the Company with respect to its subject matter.

4.4.	The failure of any party to enforce at any time any provisions of this Agreement will in no way be construed to be a waiver of such provision or of any other provision hereof.

4.5.	This Agreement will be binding upon the heirs, executors, administrators and successors of the parties hereof.

4.6.
All notices or other communications given or made hereunder will be in writing and will be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Company at its main business address or at such other place as the Company may designate by written notice to the Employee and to the Employee at the address above. The Employee is responsible for notifying the Company in writing of any change in the Employee’s address, and the Company will be deemed to have complied with any obligation to provide the Employee with notice by sending such notice to the address indicated above.

4.7.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Counterparts may be signed by fax or by scan transmitted by email.

5.	Condition Precedent

The Company will be obligated to pay the Bonus only upon the approval by the general meeting of  the shareholders of the Parent Company of the grant of the Bonus in accordance with this Agreement, notwithstanding the provisions of the Parent Company's Compensation Policy.

The Company will act to cause the Parent Company to convene a general meeting of the Parent Company's shareholders to consider approval of the grant of the Bonus at the earlier of (i) the forthcoming annual general meeting of the Parent Company's shareholders or (ii) immediately preceding the closing of an M&A Event. The Employee is aware that the Company cannot give any assurance that the Parent Company shareholders will agree to do so.  Should the shareholders fail to do so within one year of the Effective Date, this Agreement will be of no further effect, neither party will have any claim against the other and the Employee will have no claim against the Company, its affiliates or the Company's or its affiliates'' directors, officers, employees or consultants.

[signature page follows]

[signature page – Bonus Agreement TIS, Carsten Nelk]

We hereby agree to the above:

Company’s signature:	Employee's signature:

Name: ___________	Name: ___________

Position:___________	Position:___________

Signature: ________________	Signature: ________________

As the Parent Company, we hereby guarantee the undertakings of the Company under the above Agreement.

______________________
Top Image Systems Ltd.

Name: ___________

Position:___________

Signature: ________________

We are shareholders of the Parent Company.  We undertake to vote our shares at any General Meeting of the shareholders of the Parent Company to approve the Bonus.

___________________	_______________________
Izhak Nakar	Nir 4 You Ltd.

___________________	_______________________
Don Dixon	Ido Schechter

Exhibit E
To Proxy Statement of
Top Image Systems, Ltd.

November, 2015

BONUS AGREEMENT

Made as of the July 13, 2015 ("Effective Date")

BETWEEN:	TIS America Inc.
(hereinafter the “Company”)
AND:	Bob Fresneda
(hereinafter the “Employee”)

WHEREAS
further to the Employment Agreement, the Company has decided to incentivize the Employee by granting him a Bonus in the event an M&A Event should occur, subject to all the terms and conditions set forth in this Agreement;

NOW, THEREFORE, it is agreed as follows:

1.	Definitions

In this Agreement:

1.1.	"Bonus" will mean a bonus, the amount and conditions of which are determined in accordance with Section 2.

1.2.
"Bonus Amount" will mean the greater of (i) $1,300,000 or (ii) the amount that the Employee would have been entitled to receive – whether in consideration of his shares, as a dividend or otherwise – had he been issued 170,000 Ordinary Shares of par value NIS 0.04 of the Parent Company on the Effective Date and continued to hold them until the closing of an M&A Event (assuming that his shares would have been treated as if they were issued and outstanding Ordinary Shares of par value NIS 0.04 in any Recapitalization Event which may occur prior to the M&A Event)  If the Employee would have been entitled in the M&A Event to receive shares or other securities in a company that are traded on a stock exchange, for purposes of calculating the Bonus Amount, the value of those shares or other securities will be their value at the end of trading on the first day on which they would have been tradable by the Employee. If other employees or consultants of the Company or its affiliates are entitled to a similarly-calculated Bonus, for purposes of calculating the Bonus Amount, their shares will be regarded as issued and outstanding as of the closing of the M&A Event. By way of example, if the purchaser in the M&A Event agreed to purchase all of the issued and outstanding shares of the Parent Company for $50,000,000, there were 5,000,000 shares issued and outstanding and the Employee and one other employee each had the right to receive Bonuses as if they held 170,000 shares each, then the Bonus amount would be $1,591,760 (= $50,000,000 divided by 5,340,000 and multiplied by 170,000).

1.3.	"Cause" will have the meaning given it in the Employment Agreement.

1.4.	"Employment Agreement" will mean the Employment Agreement of _________, 2015 between the Company and the Employee.

1.5.
"M&A Event" will mean (i) any consolidation, merger or reorganization of the Parent Company with or into any other corporation or other entity or Person, or any other corporate reorganization, in which the shareholders of the Parent Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Parent Company are parties in which no less than 50% of the Parent Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Parent Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Parent Company of all or substantially all the assets of the Parent Company.

1.6.	"Parent Company" will mean Top Image Systems Ltd.

1.7.
“Recapitalization Event” means any split or consolidation of shares, the distribution of Bonus shares, any recapitalization of the Parent Company's equity securities pursuant to Section 350 of the Companies Law and any other reclassification or similar events.

2.	Entitlement to Bonus

2.1.	In addition to his other rights under the Employment Agreement:

2.1.1.	if an M&A Event closes while the Employee is employed by the Company, the Company will pay the Bonus Amount to the Employee as a one-time, gross Bonus.

2.1.2.
if an M&A Event closes following the termination of the Employee's employment, provided that such termination was not in one of the circumstances mentioned in Section 2.2, the Company will pay to the Employee,  as a one-time, gross Bonus:

2.1.2.1.	if such termination occurred during the first year of the term of the Employee's employment and an M&A Event closes within 3 months of the termination, 50% of the Bonus Amount;

2.1.2.2.	if such termination occurred during the second year of the term of the Employee's employment and an M&A Event closes within 6 months of the termination, 66% of the Bonus Amount;

2.1.2.3.	if such termination occurred during the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 83% of the Bonus Amount;

2.1.2.4.	if such termination occurred after the third year of the term of the Employee's employment and an M&A Event closes within 9 months of the termination, 100% of the Bonus Amount;

2.2.	The Company will not be obligated to pay any Bonus if, prior to an M&A Event:

2.2.1.	the Employee terminated his employment with the Company for any reason; or

2.2.2.	the Company terminated the Employee's employment for Cause.

2.3.
The Company will pay the Bonus at the same time as shareholders of the Parent Company receive consideration, dividends or other compensation for their shares in the context of an M&A Event. If payments to shareholders are made in stages, the payments of the Bonus will be made in parallel and proportionately to the payments to the shareholders.

3.	Taxes

3.1.	The receipt of the Bonus may result in tax consequences for the Employee. The Employee is advised to consult a tax adviser with respect to the potential tax consequences.

3.2.
Any tax consequences arising from the payment of the Bonus or from any other event or act (of the Company, its affiliates or the Employee) under this Agreement will be borne solely by the Employee. The Company will withhold taxes according to the requirements under the applicable laws, rules and regulations.

4.	Miscellaneous

4.1.
The Employee will regard the information in this Agreement as confidential information and the Employee will not reveal its contents to anyone except when required by law or for the purpose of gaining legal or tax advice.

4.2.
Nothing in this Agreement will impose any obligation on the Company or an affiliate to continue the Employee’s employment or service or confer upon the Employee any right to continue in the employ or service of the Company or an affiliate or restrict the right of the Company or an affiliate to terminate such employment or service at any time.

4.3.
This Agreement constitutes the entire agreement between the Employee and the Company with respect to the Bonus and supersedes all prior agreements, understandings and arrangements, oral or written, between the Employee and the Company with respect to its subject matter.

4.4.	The failure of any party to enforce at any time any provisions of this Agreement will in no way be construed to be a waiver of such provision or of any other provision hereof.

4.5.	This Agreement will be binding upon the heirs, executors, administrators and successors of the parties hereof.

4.6.
All notices or other communications given or made hereunder will be in writing and will be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Company at its main business address or at such other place as the Company may designate by written notice to the Employee and to the Employee at the address above. The Employee is responsible for notifying the Company in writing of any change in the Employee’s address, and the Company will be deemed to have complied with any obligation to provide the Employee with notice by sending such notice to the address indicated above.

4.7.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Counterparts may be signed by fax or by scan transmitted by email.

5.	Condition Precedent

The Company will be obligated to pay the Bonus only upon the approval by the general meeting of  the shareholders of the Parent Company of the grant of the Bonus in accordance with this Agreement, notwithstanding the provisions of the Parent Company's Compensation Policy.

The Company will act to cause the Parent Company to convene a general meeting of the Parent Company's shareholders to consider approval of the grant of the Bonus at the earlier of (i) the forthcoming annual general meeting of the Parent Company's shareholders or (ii) immediately preceding the closing of an M&A Event. The Employee is aware that the Company cannot give any assurance that the Parent Company shareholders will agree to do so.  Should the shareholders fail to do so within one year of the Effective Date, this Agreement will be of no further effect, neither party will have any claim against the other and the Employee will have no claim against the Company, its affiliates or the Company's or its affiliates'' directors, officers, employees or consultants.

[signature page follows]

[signature page – Bonus Agreement TIS, Bob Fresneda]

We hereby agree to the above:

Company’s signature:	Employee's signature:

Name: ___________	Name: ___________

Position:___________	Position:___________

Signature: ________________	Signature: ________________

As the Parent Company, we hereby guarantee the undertakings of the Company under the above Agreement.

______________________
Top Image Systems Ltd.

Name: ___________

Position:___________

Signature: ________________

We are shareholders of the Parent Company.  We undertake to vote our shares at any General Meeting of the shareholders of the Parent Company to approve the Bonus.

___________________	_______________________
Izhak Nakar	Nir 4 You Ltd.

___________________	_______________________
Don Dixon	Ido Schechter